February 22, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Ref:           Exterra Energy, Inc., Item 4.01 Form 8-K
  Filed January 20, 2011, File NO. 000-52319

Gentlemen:

Pursuant to my conversation today with Mr. Karl Hiller, Branch Chief, Exterra Energy, Inc., engaged Anton  & Chia, LLP, December 22, 2010, an independent public  accounting firm using applicable professional standards and procedures to review the Registrant’s unaudited interim financial statements filed under cover of Form 10-Q, as Rule 10-01(d) of Regulations S-X requires filed January 19,2011 for the 2nd quarter. Anton Chia, LLP will review the Registrant’s unaudited interim financial statements filed under cover of 10-Q, for the 3rd and 4th quarter, as well.

On January 17, 2011, Exterra Energy, Inc., (the Registrant) dismissed Malone Bailey,  the current independent accounting firm that has previously review the Registrants unaudited interim financial statements filed under of Form 10-Q and has also audited the Registrants financial statements under cover of Form 10-K, for the Registrants year end May 31 of each year.

The Registrant will engage Anton & Chia, LLP, or another independent public accounting firm prior to May 31, 2011, the Registrants year end, to audit the Registrants financial statements filed under Form 10-K.

We have contacted the former auditor and requested a letter from them to be filed to comply with item 304(a) (3) of Regulation S-K. (your #1)

In answer to (your #2) the new accounting firm was engaged to review the Registrant’s unaudited interim financial statements filed undercover of form 10-Q for the 2nd quarter,  not as an auditor at this time. I have emailed your comments letter to the accounting firm that review the unaudited interim financial statements filed under cover of form 10-Q, filed January 19, 2011 and ask them to respond to me so I could respond to you.

Sincerely,

/s/ ROBERT ROYAL
Robert Royal, CFO

701 South Taylor Street, Amarillo, Texas, 79101 (214) 546-4520 , Fax: (866) 537-6910